# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advanced Biomed Inc., CIK 0001941029
CUSIP: 00752P203
Title of class of securities: Common Stock par value $0.001
Address of issuer's principal executive offices: No. 689-85 Xiaodong Road,, Yongkang District,, Tainan City, Taiwan (F5), 00000
Date of event which requires filing of this statement: 10/24/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002044946

## Reporting persons
- Pau Hung To: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 176,225; shared voting power 0; sole dispositive power 176,225; shared dispositive power 0; aggregate amount beneficially owned 176,225 (12.75% of the class)

## Item 1. Issuer
Name of issuer: Advanced Biomed Inc.
Address of issuer's principal executive offices: No. 689-85 Xiaodong Road, Yongkang District, Tainan City, Taiwan

## Item 2. Person Filing
Name of person filing: HUNG TO PAU
Address of principal business office or, if none, residence:
Flat B, 7/F, Block B
Yick Fung Garden, 60 Praya
Kennedy Town, Hong Kong
Citizenship: HUNG TO PAU is a citizen of People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
176,225

Based upon 4,405,625 shares of Common Stock issued to the Reporting Person on October 24, 2022 pursuant to a Debt-For-Equity Exchange Agreement dated June 30, 2022, in satisfaction of indebtedness owed by the Issuer to the Reporting Person, as adjusted solely by reason of the Issuer's subsequent stock splits: 4-for-1 forward on May 16, 2023, 1-for-5 reverse on October 15, 2024 and 1-for-20 reverse on February 20, 2026.
Percent of class:
12.75%

Based upon 1,382,133 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 15, 2026.
Sole power to vote or to direct the vote: 176,225
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 176,225
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pau Hung To: /s/ Pau Hung To, Pau Hung To (08/20/2026)